

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 26, 2017

Mr. Roger D. Plemens
President and Chief Executive Officer
Entegra Financial Corp.
14 One Center Court
Franklin, NC 28734

> **Re:** **Entegra Financial Corp.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2017**
> **File No. 333-218142**

Dear Mr. Plemens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Iain MacSween, Esq. (Via E-mail)